UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2009

Commission File Number 001-13882

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F    ☒    FORM 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐        NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-156476) and Telecom Italia S.p.A. (Registration No. 333-156476-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TELECOM ITALIA GROUP RESULTS FOR THE

QUARTER ENDED MARCH 31, 2009

On May 7, 2009, the Board of Directors of Telecom Italia examined and approved the Group’s results for the three months ended March 31, 2009.

Selected Financial and Statistical Information

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the separate income statement information, the unaudited financial data for the three-month periods ended March 31, 2009 and 2008 (recast data); and

•	with respect to the statement of financial position, the unaudited financial data as of March 31, 2009 and as of December 31, 2008 (recast data).

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the three-month period ended March 31, 2009, are not necessarily indicative of results that may be expected for the entire year.

Furthermore in the three months ended March 31, 2009 there were no material events or transactions (e.g. business combinations, disposals, significant transactions with related parties, including intragroup transactions) which would have required a specific disclosure in this report.

This financial information was prepared applying the same accounting policies and methods of computation as compared with our Consolidated Financial Statements as of December 31, 2008 included in Telecom Italia S.p.A.’s Annual Report on Form 20-F, except that certain new standards and interpretations came into effect beginning January 1, 2009 including IFRIC 13 (Customer Loyalty Programmes) that has been retrospectively applied. As a consequence of the application of IFRIC 13, the comparative data of the corresponding periods of the year 2008 has been appropriately retrospectively adjusted and referred to as “recast” in the interim financial information throughout this document. The financial statements included in our 2008 Form 20-F have not been recast and do not give effect to the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

The accompanying consolidated financial data has been prepared in accordance with IFRS as issued by IASB.

	Three months ended March 31,
	2009	2008 (Recast)
	(Unaudited) (millions of Euro, except percentages, ratios, employees and per share amounts)
Separate Income Statement Data:
Revenues	6,793	7,279

Operating profit	1,352	1,505

Profit before tax from continuing operations	784	926

Profit from continuing operations	444	541
Loss from Discontinued operations/Non-current assets held for sale	—	(75)

Profit for the period	444	466

Of which:
• Profit for the period attributable to Owners of the Parent(1)	463	485

Investments:
• Capital expenditures	1,025	1,228
• Financial	1	—

Financial Ratios:
• Revenues/Employees (average number in the Group) (thousands of €)	92.1	94.1
• Operating profit/Revenues (ROS)(%)	19.9	20.7
• Ratio of earnings to fixed charges(2)	2.39	2.19

Employees, average number in the Group, including personnel with temp work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	73,779	77,374
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	—	1,349

Basic and Diluted earnings per Share (EPS)(3):
• Ordinary Share	0.03	0.03
• Savings Share	0.04	0.04
Of which:
- From continuing operations:
• Ordinary Share	0.03	0.03
• Savings Share	0.04	0.04
- From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—
• Savings Share	—	—

	As of March 31, 2009	As of December 31, 2008 (Recast)
	(Unaudited) (millions of Euro, except employees)
Statement of financial position data:

Total Assets	84,571	85,650

Total Equity:

• Equity attributable to Owners of the Parent	26,304	26,095

• Equity attributable to Minority Interest	745	730

Total Equity	27,049	26,825

Total liabilities (4)	57,522	58,825

Total equity and liabilities (4)	84,571	85,650

Share capital (5)	10,585	10,591

Net Financial Debt (4)(6)	34,518	34,039

Employees, number in the Group at period-end, including personnel with temp work contracts:

• Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at period-end)	77,499	77,825

• Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at period-end)	—	—

	Three months ended March 31,
	2009	2008 (Recast)
	(Unaudited) (millions of Euro)
Cash Flows from (used in) Operating Activities	1,234	1,934
Cash Flows from (used in) Investing Activities	(1,497)	(1,667)
Cash Flows from (used in) Financing Activities	(324)	(1,633)
Cash Flows from (used in) Discontinued operations/Non-current assets held for sale	—	(24)

Aggregate Cash Flows	(587)	(1,390)

	As of
	March 31, 2009	December 31, 2008
Statistical Data:	(Unaudited) (thousands)

Domestic Fixed:
Fixed network connections in Italy	19,582	20,031
Physical accesses (Consumer and Business)	16,972	17,352
BroadBand accesses in Italy	8,329	8,134
Of which retail BroadBand accesses	6,843	6,754
Domestic Mobile:
Mobile telephone lines in Italy	34,163	34,797
Brazil:
Mobile telephone lines in Brazil	36,096	36,402
European BroadBand:
BroadBand accesses in Europe	2,484	2,510

(1)	For the purposes of IFRS, “Parent”, as used in this Report, means Telecom Italia S.p.A.

(2)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit before tax from continuing operations;

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and issue debt discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method; and

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original issue debt discounts or premiums; and

–	an estimate of the interest within rental expense for operating leases.

(3)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

–	Ordinary Shares was 13,226,179,086 for the period ended March 31, 2009 and 13,254,973,832 for the period ended March 31, 2008;

–	Savings Shares was 6,026,120,661 for the period ended March 31, 2009 and 6,026,120,661 for the period ended March 31, 2008.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	On May 26, 2009, Telecom Italia S.p.A. issued £750 million aggregate principal amount of fixed rate notes, with a coupon of 7.375% and an issue price of 99.608%, which mature on December 15, 2017. The notes were issued under our €15 billion EMTN Programme. This debt issuance has not been reflected in the financial data and has not been reflected in the financial statements in this Form 6-K.

(5)	Share capital represents share capital issued net of the par value of treasury shares.

(6)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see item “Non-GAAP Financial Measures” included elsewhere herein.

Telecom Italia Group Consolidated Results

•	Revenues

Revenues amounted to €6,793 million in the first quarter of 2009, a reduction of 6.7% (-€486 million) compared to €7,279 million in the same period of 2008.

As far as the Domestic Business Unit is concerned, the trends of a reduced rate of decline of fixed telephony revenues begun in 2008 and the decrease in revenues from mobile telephony operations continued in the first quarter of 2009. In particular, the decrease in Domestic revenues during the first quarter of 2009 reflects the following:

•

in fixed telephony: the reduction in the revenues from retail voice due to the ongoing contraction of the customer base and traffic volumes, offset in part by the expansion of the Broadband access portfolio, partly due to the growth of IPTV services and the success of the double and triple play (Alice Casa) offerings, the increase of revenues from ICT services for businesses and the growth of national wholesale services; and

•

in mobile telephony: the overall decrease in consumption caused by the weak economic environment and the reduction in the mobile network termination prices, which resulted in a significant contraction in “incoming telephony” revenues, as well as the calendar differences between the first quarters of 2008 and 2009 (2008 was a leap year and in 2009 there were less working days).

The increase in Brazil Business Unit revenues in the first quarter of 2009 compared to the first quarter of 2008 is primarily attributable to the positive contribution of VAS revenues (+28.6%) and product revenues (+19.9%).

•	Operating Profit

Operating profit was €1,352 million in the first quarter of 2009, a reduction of €153 million (-10.2%) compared to the first quarter of 2008. Such decrease was primarily due to the above-mentioned decrease in revenues, offset in part by a decrease in expenses, including, in particular, a €339 million (-10.8%) decrease in acquisition of goods and services expense (€2,814 million in the first quarter of 2009 compared to €3,153 million in the first quarter of 2008). Such decrease in acquisition of goods and services expense was in part due to the exchange rate translation effect, particularly for the Brazil Business Unit (-€94 million). In the first quarter of 2009, there was a general decrease in other expenses as well, including, most significantly, decreases in the portion of revenues to be paid to other operators and purchases of commercial goods and the expense of services of the Domestic and European BroadBand Business Units. Operating profit margin decreased from 20.7% in the first quarter of 2008 to 19.9% in first quarter of 2009.

•	Profit for the period attributable to Owners of the Parent

Profit for the period attributable to owners of the Parent was €463 million for the three months ended March 31, 2009 (€444 million including Minority Interest), compared to €485 million for the three months ended March 31, 2008 (€466 million including Minority Interest), a decrease of €22 million, or 4.5%.

•	Capital Expenditures

Capital expenditures for the three months ended March 31, 2009 were €1,025 million, compared to €1,228 million for the three months ended March 31, 2008 (a decrease of €203 million, or 16.5%). The reduction in capital expenditures, besides the effect of the exchange rate translation of the Brazilian real (-€19 million), is also due to the effects of our plans to cut costs and capital expenditures begun in 2008.

•	Net Financial Debt

Consolidated net financial debt is a “Non-GAAP Financial Measure” and at March 31, 2009 was €34,518 million and increased by €479 million compared to December 31, 2008 (for further details please see “Non-GAAP Financial Measures” included elsewhere herein). The increase was due to the payment of taxes, including €187 million for tax disputes already provided for in prior years’ financial statements, as well as the negative fair value change in hedging derivatives in the first quarter of 2009. On May 26, 2009, Telecom Italia S.p.A. issued £750 million aggregate principal amount of fixed rate notes, with a coupon of 7.375% and an issue price of 99.608%, which mature on December 15, 2017. The notes were issued under our €15 billion EMTN Programme. This debt issuance has not been reflected in the financial data and has not been reflected in the financial statements in this Form 6-K.

•	Current financial assets and liquidity margin

Current financial assets amounted to €6,046 million (€6,092 million at December 31, 2008). Furthermore, at March 31, 2009, the Telecom Italia Group’s liquidity margin (calculated as the sum of Cash and cash equivalents and Securities other than investments) amounted to €5,565 million (€5,601 million at December 31, 2008), in addition to €6.5 billion of unused committed long-term credit lines (expiring in 2014). The Telecom Italia Group believes that as of March 31, 2009 it had a sufficient access to liquidity to meet debt repayment obligations over the next 18 to 24 months.

•	Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at March 31, 2009, represented by the Term Loan (TL) of €1.5 billion expiring 2010 and the Revolving Credit Facility (RCF) of €8 billion in total expiring August 2014, are presented in the following table:

	As of March 31, 2009		As of December 31, 2008
(billions of euro)	Agreed	Drawn down	Agreed	Drawn down
Term Loan - expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility - expiring 2014	8.0	1.5	8.0	1.5
Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for €127 million of which €23.8 million has been disbursed;

•

under the TL, the bank has a commitment for €19.9 million, for an amount completely disbursed. With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entail changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

•	Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) was 7.84 years as of March 31, 2009.

The average cost of the Telecom Italia Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, was approximately 6% as of March 31, 2009.

The maturities of financial liabilities in terms of both the carrying amount (including measurements based on fair value adjustments and amortized cost, which includes accrued expenses) and the expected nominal repayment amount, as contractually agreed, are as follows:

Maturities of financial liabilities – at carrying amount (1) (2) (3):

	maturing by 3/31 of the year:
(millions of euro)	2010	2011	2012	2013	2014	After 2014	TOTAL
Bonds	4,020	2,574	4,508	3,491	2,383	13,591	30,567
Bank debt, other financial payables and liabilities	2,112	457	327	210	1,333	5,193	9,632
Finance lease liabilities	269	204	174	136	118	1,052	1,953

Total	6,401	3,235	5,009	3,837	3,834	19,836	42,152

Current financial liabilities	756						756

Total	7,157	3,235	5,009	3,837	3,834	19,836	42,908

(1)	The carrying amounts include the measurements based on fair value adjustments and amortized cost.
(2)	Financial commitments include the accrued expense and deferred income components of which: €0.5 million is in non-current financial liabilities due after 1 year, €928 million in non-current financial liabilities due within 1 year and €15 million in current financial liabilities.
(3)	On May 26, 2009, Telecom Italia S.p.A. issued £750 million aggregate principal amount of fixed rate notes, with a coupon of 7.375% and an issue price of 99.608%, which mature on December 15, 2017. The notes were issued under our €15 billion EMTN Programme. The table above, our interim financial statements and other financial data in this Form 6-K do not reflect this debt issuance.

Maturities of financial liabilities – at nominal repayment amount (1):

	maturing by 3/31 of the year:
(millions of euro)	2010	2011	2012	2013	2014	After 2014	TOTAL
Bonds	3,397	2,549	4,452	3,500	2,503	13,115	29,516
Bank debt, other financial payables and liabilities	1,834	444	307	169	1,209	4,225	8,188
Finance lease liabilities	251	204	174	136	118	1,052	1,935

Total	5,482	3,197	4,933	3,805	3,830	18,392	39,639

Current financial liabilities	730						730

Total	6,212	3,197	4,933	3,805	3,830	18,392	40,369

(1)	On May 26, 2009, Telecom Italia S.p.A. issued £750 million aggregate principal amount of fixed rate notes, with a coupon of 7.375% and an issue price of 99.608%, which mature on December 15, 2017. The notes were issued under our €15 billion EMTN Programme. The table above, our interim financial statements and other financial data in this Form 6-K do not reflect this debt issuance.

For additional information regarding the debt structure of the Telecom Italia Group, please refer to “Debt Structure, Bond Issues and Expiring Bonds” included herein.

Business Unit Results

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	Brazil	European Broad Band	Media	Olivetti	Other Operations	Adjustments and eliminations	Consolidated Total
		(millions of Euro, except number of employees)
Revenues(1)	1° quarter 2009	5,357	1,061	308	51	71	17	(72)	6,793
	1° quarter 2008 (recast)	5,600	1,224	323	74	83	76	(101)	7,279

Operating profit (loss)	1° quarter 2009	1,392	(5)	(4)	(20)	(10)	(4)	3	1,352
	1° quarter 2008 (recast)	1,543	(17)	6	(37)	(9)	17	2	1,505

Capital expenditures	1° quarter 2009	835	104	73	14	1	—	(2)	1,025
	1° quarter 2008 (recast)	970	139	100	18	1	1	(1)	1,228

Number of employees at period-end(2)	As of March 31, 2009	61,591	10,194	2,894	1,006	1,163	651	—	77,499
	As of December 31, 2008	61,816	10,285	2,912	967	1,194	651	—	77,825

1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
2)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

As outlined in the update to the Industrial Plan 2009-2011 presented to the market in December 2008, certain assets are considered non-core, such as our Hansenet German broadband unit and our Telecom Italia Sparkle unit, which is a provider of international voice, IP and Data services for global fixed-line and mobile telephone operators, and are being reviewed for various strategic alternatives.

•	Domestic

Revenues amounted to €5,357 million for the three months ended March 31, 2009, a 4.3% decrease (-€243 million) compared with the three months ended March 31, 2008.

At March 31, 2009, the company provided around 17 million accesses in the retail market (-380,000 accesses than at December 31, 2008); the Wholesale customer portfolio increased, reaching 5.3 million accesses (+396,000 accesses since December 31, 2008).

The overall BroadBand portfolio was made up of 8.3 million accesses (+195,000 accesses since December 31, 2008), comprising 6.8 million in the retail market and 1.5 million in the wholesale market.

Telecom Italia had around 34.2 million mobile lines (7.3 million of which using UMTS technology), down 1.8% compared with December 31, 2008. This reduction can be attributed to the company’s increasing commercial focus on high-spend customers, with the number of post-paid lines increasing to 17.8% of the total (up from 17.3% at December 31, 2008).

Fixed-Line Telecommunications

Fixed-Line Telecommunications revenues amounted to €3,677 million, a 1.8% reduction (-€69 million) compared with the three months ended March 31, 2008.

Retail Voice

Retail Voice revenues amounted to €1,772 million, down €196 million (-10.0%) compared with the three months ended March 31, 2008. Such decrease is primarily attributable to lower traffic volumes and to a reduction in accesses due to a contraction in the average customer base. The lower earnings from accesses in the domestic market in the first quarter of 2009 was partially offset by growth in domestic wholesale services.

Internet

Revenues from the Internet segment amounted to €421 million, an increase of 3.7% (+€15 million) compared with the three months ended March 31, 2008. The domestic retail broadband portfolio rose to 6.8 million accesses, up 89,000 compared with the end of 2008. Broadband revenue growth was also reflected in a 5.9% rise compared with the same period in 2008. Excluding the decrease in revenues from product sales, broadband revenues recorded a rise of 7.4% compared with the first quarter of 2008. The company continues to pursue its strategy of migrating customers towards higher-value offerings. Flat-rate packages accounted for 79% of the total retail broadband customer portfolio at March 31, 2009 (compared with 77% at the end of 2008). The IPTV service continues to make inroads onto the consumer market (with a portfolio of 365,000 clients (+36,000 compared with the end of 2008), while Web offerings and activities are continuing to be developed through the Virgilio portal. The Alice Casa package has achieved a portfolio of 233,000 customers (+115,000 since December 31, 2008), corresponding to 3.5% of the broadband portfolio (compared with 1.7% at the end of December 2008).

Business Data

Business Data revenues were €404 million in the first quarter of 2009, an increase of €21 million (+5.5%) compared with the three months ended March 31, 2008, which increase was due primarily to the development of ICT products and services (+15.2% or +€23 million) - especially the services area, which registered 18% growth. This more than offset the contraction in traditional data transmission and connectivity services supplied to businesses.

Wholesale

Revenues from Wholesale Services reached €1,007 million in the first quarter of 2009, an increase of 11% (+€100 million) compared with the same period in 2008.

Revenues from Domestic Wholesale Services rose to €689 million, an increase of 17.2% (+€101 million) compared with the first quarter of 2008. Although revenue growth in this segment was negatively impacted by a reduction in incoming and collection traffic, this was more than offset by growth in revenues associated with expansion of the alternative operator client base, which is served by different types of line provision.

Revenues from the Telecom Italia Group’s International Wholesale Services, supplied through Telecom Italia Sparkle and its subsidiaries, were essentially stable compared with 2008 (-€1 million or -0.3%).

Mobile Telecommunications

Revenues were €2,059 million in the three months ended March 31, 2009, down by €158 million compared with the first three months of 2008. This reduction is attributable to: a contraction in traditional (SMS) and sale of content value added services; regulatory-imposed changes to interconnection pricing; and a reduction in the volume of terminals sold. These factors were impacted by calendar differences between the first three months of 2009 compared with 2008 owing to the fact that 2008 was a leap year and in 2009 there were less working days than in 2008 (working days yield higher average traffic levels than Sundays and public holidays).

Domestic Business Unit operating profit amounted to €1,392 million in the three months ended March 31, 2009, a reduction of 9.8% (-€151 million) compared with the three months ended March 31, 2008. Operating profit margin was 26.0% for the three months ended March 31, 2009 compared to 27.6% in the three months ended March 31, 2008.

Capital expenditures amounted to €835 million in the three months ended March 31, 2009 (-€135 million compared with the three months ended March 31, 2008). Capital expenditures were equal to 15.6% of revenues (17.3% in the same period in 2008). The reduction in capital expenditures is primarily attributable to reduced commitments associated with terminal offerings (leased and subsidized), the acquisition, in the three months ended March 31, 2008, of WI-MAX licenses and optimization of broadband network investments thanks to the rationalization of coverage expansion.

•	Brazil

(The average Euro/Real exchange rate during the first quarter of 2009 was 0.33108)

Revenues amounted to BRL3,205 million (€1,061 million) in the three months ended March 31, 2009, up BRL22 million compared with the three months ended March 31, 2008 (+0.7%). Revenues from products rose 19.9% compared with the three months ended March 31, 2008, while revenues from VAS were up 28.6% compared with the same period last year.

Operating profit amounted to -BRL16 million (-€5 million) in the three months ended March 31, 2009, an improvement of BRL29 million compared with the three months ended March 31, 2008 (+64.4%). Notwithstanding a BRL45.5 million increase in amortization and depreciation (for the 3G license and capital expenditures), this result was achieved through financial discipline, focusing on a strict cost control, without affecting customer base development, monitoring credit management and improving, as a result, bad debt figures.

Capital expenditures amounted to BRL315 million (€104 million) in the three months ended March 31, 2009, down BRL46 million compared with the same period in 2008, mainly due to a lower level of investments in network and commercial areas.

•	European Broadband

Revenues amounted to €308 million in the three months ended March 31, 2009, down €15 million (-4.6%) compared with the three months ended March 31, 2008. The broadband customer portfolio, numbered around 2.5 million accesses, a figure that was essentially stable compared with December 31, 2008, and down slightly compared with March 31, 2008. The narrowband customer portfolio amounted to 0.5 million accesses, stable compared with December 31, 2008 and down compared with the figure of 0.6 million accesses registered at the end of March 2008.

Operating profit was a negative €4 million in the three months ended March 31, 2009, compared with a positive €6 million in the three months ended March 31, 2008. Operating profit worsened following a substantial rise in depreciation and amortization charges (+€11 million) associated with significant investments in network infrastructure and IT support systems between the end of 2007 and 2008, along with the capitalization of costs incurred in acquiring customers on contracts lasting at least two years.

Capital expenditures of €73 million in the three months ended March 31, 2009 represented a decrease of €27 million compared with the three months ended March 31, 2008, principally as a result of lower investments in network infrastructure.

•	Media

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and in the first few months of 2009, as part of the measures undertaken to regain the profitability set out in the Industrial Plan, announced the start of steps for the entry of a majority partner in Telecom Media News, owner of the APCom agency (on May 15, 2009, Telecom Italia Media and Sviluppo Programmi Editoriali S.p.A. finalized the agreement for the sale to Sviluppo Programmi Editoriali S.p.A. of a 60% stake of Telecom Media News).

Comments on the data for the first quarter of 2009 and the recast data for the first quarter of 2008, completely exclude the results relating to the Pay-per-View business and Telecom Media News.

Revenues amounted to €49 million in the three months ended March 31, 2009, up 4.3% compared to €47 million in the first quarter of 2008. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in the first quarter of 2009, before intragroup eliminations, amounted to €29 million. This is an increase of €4 million (+16.6%) compared to the first quarter of 2008, of which €2 million refers to La7 and €2 million to Digital Content;

•

revenues of the MTV Group, amounting to €19 million, before intragroup eliminations, are down by 9.4% (-€2 million) compared to the first quarter of 2008 (€21 million). This result is attributable to lower advertising revenues (-€3 million) offset in part by higher revenues from MTV Mobile activities;

•

revenues relating to Network Operator activities, before intragroup eliminations, amount to €10 million, compared to €12 million in the first quarter of 2008. This result is principally due to lower invoicing of hosting services on digital multiplexes.

Operating profit amounted to a negative €19 million in the three months ended March 31, 2009 (-€29 million in the first quarter of 2008), with an improvement of €10 million. In particular, Telecom Italia Media’s significantly better operating results for the quarter are mainly attributable to actions to contain La7’s costs particularly as a result of a review of the programming schedule costs.

Capital expenditures amounted in total to €14 million in the three months ended March 31, 2009 (€17 million in the first quarter of 2008). Such expenditures refer to Telecom Italia Media S.p.A. and the MTV Group, for €10 million and €1 million, respectively, mostly for the acquisition of television rights extending beyond one year (€10 million). Capital expenditures by the Network Operator (€3 million) regard the acquisition of infrastructures for the development and maintenance of the digital network.

•	Olivetti

Revenues in the three months ended March 31, 2009 amounted to €71 million, down by €12 million compared with the three months ended March 31, 2008. Revenues from products in the three months ended March 31, 2009 were down around 14% compared with the three months ended March 31, 2008, reflecting lower sales volumes. The largest falls were on European markets, notably Spain and the United Kingdom, where the Pound Sterling has suffered significant devaluation.

Operating profit was a negative €10 million in the three months ended March 31, 2009, down by €1 million compared with the three months ended March 31, 2008 (negative for €9 million).

Capital expenditures amounted to €1 million in the three months ended March 31, 2009, unchanged compared with the same period in 2008.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Recent Developments

Tax Disputes

Following tax audits conducted by the Italian Finance Police, the main findings of which were previously settled with the Revenue Agency, as indicated in the Telecom Italia Annual Report, in February and March 2009 we received notices disputing the tax and VAT deductibility of certain “TOP” and “Security” expenses for fiscal years 2002 and from 2004 to 2007. The claims would result in back taxes and fines payable by the Telecom Italia Group estimated at approximately €33 million. In respect thereof, Telecom Italia has initiated a procedure with the Italian Revenue Agency for a pre-litigation settlement agreement.

Argentina

On April 15, 2009, the Argentine administrative court of appeal served Telecom Italia and Telecom Italia International with an ex parte interim order issued on March 26, 2009, upon request of the Dracma group and W de Argentina Inversiones SL (“Los W”), a partner of Telecom Italia and Telecom Italia International in Sofora Telecomunicaciones S.A. (“Sofora”), through which Telecom Italia holds its interest in Telecom Argentina. This order suspended Telecom Italia International’s rights under the option agreement to acquire shares of Sofora described in the Telecom Italia Annual Report, as well as any other disposition rights thereunder (in particular the assignment of the agreement to third parties) until either (i) SECOM (the Argentine telecommunication regulator) issues its ruling on Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. on October 25, 2007 (“Telco Transaction”) or (ii) the court rules on any action brought by the Dracma group and Los W to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08, which was sent to Telecom Italia on June 26, 2008 by SECOM due to, according to SECOM, the potential competitive effects of Telefonica becoming a significant shareholder of Telecom Italia and, in turn, Telecom Argentina as a result of the Telco Transaction. The period during which Telecom Italia and Telecom Italia International may file their reply has not yet expired.

* * *

On April 3, 2009, in connection with the antitrust inquiry into the Telco Transaction described in the Telecom Italia Annual Report, the Argentine antitrust authority, the CNDC, issued Resolution 44/09, stating that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated by Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise of “derechos politicos”, including such rights that arise from shareholder agreements relating to the companies of the Telecom Argentina group. Consequently, the CNDC ordered the companies of the Telecom Argentina Group to reverse any decisions adopted by corporate bodies or directors involving the exercise of “derechos politicos” since January 9, 2009.

On April 24, 2009, the ordinary Argentine court ordered that the shareholder meetings of Nortel Inversora S.A., the controlling shareholder of Telecom Argentina, and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel Inversora S.A. refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group, pending a more in-depth review by the same court of the appeal against resolution 44/09 submitted by Telecom Italia and Telecom Italia International.

* * *

On May 26, 2009, the CNDC issued Resolution No. 64/09, which:

(i)	ordered the board of directors of Telecom Argentina to immediately restore the Consejo de Direccion in the company that had been previously superseded;

(ii)	ordered the unwinding of certain organizational changes; and

(iii)	gave several board members of Telecom Argentina five days to justify their actions in relation to the alleged violation of the dispositions of CNDC regarding the exercise of “derechos politicos”.

Telecom Italia and Telecom Italia International challenged Resolution No. 64/09, as did the relevant board members of Telecom Argentina and Telecom Argentina Group companies. On June 11, 2009, the appeals court granted a precautionary measure suspending any discussion by the Telecom Argentina board of directors of the measures to be implemented in accordance with Resolution No. 64/09.

Germany – AOL Arbitration

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and executed on February 28, 2007. The aim of the request for arbitration is to:

(i)	obtain a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE; and

(ii)	obtain an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the approximately €2 million invoiced in an allegedly improper manner for the above services.

During November 2008, Telecom Italia and TIDE appointed their arbitrator and applied to the ICC for the recusal of the arbitrator appointed by AOL. In January 2009, Telecom Italia and TIDE filed their briefs and cross-claims. In March 2009, AOL filed its defense brief. On April 30, 2009, the arbitral tribunal was constituted.

Acquisition of Intelig by Tim Participações

On April 16, 2009, Tim Participações S.A., our majority-owned Brazilian subsidiary, announced that it was in the process of acquiring Intelig Telecomunicacoes Ltda., a Brazilian telecommunications and data transmission company. This process will be concluded when all necessary authorizations are obtained from the competent authorities, including Anatel, Brazil’s telecommunications regulator, and CADE, Brazil’s antritust authority. As a result of the merger transactions and related capital increase by Tim Participaçoes, our wholly-owned subsidiary TIM Brasil Serviçõs e Participações’ ownership stake in Tim Participações is currently expected to decrease from approximately 81.32% to approximately 76.32% of the outstanding ordinary shares and from approximately 63.93% to approximately 60.00% of the outstanding preferred shares.

£750 million Telecom Italia bond issuance

On May 26, 2009, Telecom Italia S.p.A. issued £750 million aggregate principal amount of fixed rate notes, with a coupon of 7.375% and an issue price of 99.608%, which mature on December 15, 2017. This issue is part of a process aiming at refinancing certain indebtedness of the Telecom Italia Group maturing in 2010. The notes were issued under our €15 billion EMTN Programme.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Recast)

SEPARATE CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Recast)

	1st Quarter 2009	1st Quarter 2008 (Recast)
	(Unaudited)
	(millions of Euro)
Revenues	6,793	7,279
Other income	54	94

Total operating revenues and other income	6,847	7,373

Acquisition of goods and services	(2,814)	(3,153)
Employee benefits expenses	(992)	(991)
Other operating expenses	(357)	(449)
Changes in inventories	(7)	29
Internally generated assets	121	134
Depreciation and amortization	(1,447)	(1,463)
Gains (losses) on disposals of non–current assets	1	25
Impairment reversals (losses) on non–current assets	—	—

Operating profit	1,352	1,505

Share of profits (losses) of associates and joint ventures accounted for using the equity method	14	19
Other income (expenses) from investments	5	—
Finance income	963	1,260
Finance expenses	(1,550)	(1,858)

Profit before tax from continuing operations	784	926
Income tax expense	(340)	(385)

Profit from continuing operations	444	541
Profit (loss) from Discontinued operations/Non–current assets held for sale	—	(75)

Profit for the period	444	466
Of which:
• Profit attributable to owners of the Parent	463	485
• Profit (loss) attributable to Minority Interest	(19)	(19)

	1st Quarter 2009	1st Quarter 2008 (Recast)
	(Unaudited)
	(Euro)
Basic and Diluted Earnings Per Share (EPS) (*)
- Ordinary Share	0.03	0.03
- Savings Share	0.04	0.04
Of which:
- From continuing operations
- Ordinary Share	0.03	0.03
- Savings Share	0.04	0.04
- From Discontinued operations/Non–current assets held for sale
- Ordinary Share	—	—
- Savings Share	—	—

(*) Basic EPS is equal to Diluted EPS.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Recast)

As set out in IAS 1 (Presentation of Financial Statements) revised, which came into effect on January 1, 2009, the statement of comprehensive income is presented below and includes, beside the profit for the period, as shown in the separate consolidated income statement, all other non-owner changes in equity.

		1st Quarter 2009	1st Quarter 2008 (Recast)
		(Unaudited)
		(millions of Euro)
Profit for the period	(A)	444	466
Other components of the statement of comprehensive income:
Available for sale assets:
Profit (loss) from fair value adjustments		(7)	(1)
Loss (profit) transferred to the Separate Income Statement		—	—

		(7)	(1)

Hedging instruments:
Profit (loss) from fair value adjustments		(350)	(462)
Loss (profit) transferred to the Separate Income Statement		(175)	381

		(525)	(81)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		179	(235)
Loss (profit) on translating foreign operations transferred to the Separate Income Statement		—	—

		179	(235)

Share of other profits (losses) of associates and joint ventures accounted for using the equity		12	(19)
Income taxes related to Other components of the Statement of Comprehensive Income		151	21

	(B)	(190)	(315)

Total profit (loss) for the period	(A+B)	254	151
Attributable to:
• Owners of the Parent		236	219
• Minority Interest		18	(68)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (Recast)

- ASSETS

	3/31/2009	12/31/2008 (Recast)
	(Unaudited)
	(millions of Euro)
NON–CURRENT ASSETS
Intangible assets
Goodwill	43,949	43,891
Intangible assets with a finite useful life	6,402	6,492

	50,351	50,383

Tangible assets
Property, plant and equipment owned	14,092	14,252
Assets held under finance leases	1,379	1,410

	15,471	15,662

Other non–current assets
Investments in associates and joint ventures accounted for using the equity method	484	496
Other investments	93	57
Securities, financial receivables and other non–current financial assets	2,344	2,663
Miscellaneous receivables and other non–current assets	750	694
Deferred tax assets	767	1,002

	4,438	4,912

TOTAL NON–CURRENT ASSETS (A)	70,260	70,957

CURRENT ASSETS
Inventories	382	379
Trade and miscellaneous receivables and other current assets	7,803	8,101
Current income tax receivables	41	73
Investments	39	39
Securities other than investments	686	185
Financial receivables and other current financial assets	481	491
Cash and cash equivalents	4,879	5,416

Current assets sub–total	14,311	14,684

Discontinued operations/Non–current assets held for sale
- of a financial nature	—	—
- of a non–financial nature	—	9

	—	9

TOTAL CURRENT ASSETS (B)	14,311	14,693

TOTAL ASSETS (A+B)	84,571	85,650

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (Recast)

- EQUITY AND LIABILITIES

	3/31/2009	12/31/2008 (Recast)
	(Unaudited)
	(millions of Euro)
EQUITY
Equity attributable to owners of the Parent	26,304	26,095
Equity attributable to Minority Interest	745	730

TOTAL EQUITY (A)	27,049	26,825

NON–CURRENT LIABILITIES
Non–current financial liabilities	35,751	36,527
Employee benefits	1,224	1,212
Deferred tax liabilities	311	386
Provisions	725	692
Miscellaneous payables and other non–current liabilities	1,551	1,539

TOTAL NON–CURRENT LIABILITIES (B)	39,562	40,356

CURRENT LIABILITIES
Current financial liabilities	7,157	6,267
Trade and miscellaneous payables and other current liabilities	9,740	10,942
Current income tax payables	1,063	1,260

Current liabilities sub–total	17,960	18,469

Liabilities directly associated with Discontinued operations/Non–current assets held for sale
– of a financial nature	—	—
– of a non–financial nature	—	—

	—	—

TOTAL CURRENT LIABILITIES (C)	17,960	18,469

TOTAL LIABILITIES (D=B+C)	57,522	58,825

TOTAL EQUITY AND LIABILITIES (A+D)	84,571	85,650

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2009

	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Fair value adjustments on hedging instruments	Fair value adjustments on available- for-sale financial assets	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Equity attributable to owners of the Parent	Equity attributable to Minority interest	Total equity
Balance at December 31, 2007	10,605	1,689	834	204	(12)	12,602	25,922	1,063	26,985
Changes in accounting policies (IFRIC 13)						(4)	(4)		(4)

Balance at December 31, 2007 (recast)	10,605	1,689	834	204	(12)	12,598	25,918	1,063	26,981

Changes in equity in the three months ended March 31, 2008:
• Dividends approved								(25)	(25)
• Total comprehensive income (loss) for the period			(205)	(59)	(2)	485	219	(68)	151
• Treasury shares
• Other changes						21	21	3	24

Balance at March 31, 2008	10,605	1,689	629	145	(14)	13,104	26,158	973	27,131

	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Fair value adjustments on hedging instruments	Fair value adjustments on available- for-sale financial assets	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Equity attributable to owners of the Parent	Equity attributable to Minority interest	Total equity
Balance at December 31, 2008	10,591	1,689	218	439	(22)	13,211	26,126	730	26,856
Changes in accounting policies (IFRIC 13)						(31)	(31)		(31)

Balance at December 31, 2008 (recast)	10,591	1,689	218	439	(22)	13,180	26,095	730	26,825

Changes in equity in the three months ended March 31, 2009:
• Dividends approved								(2)	(2)
• Total comprehensive income (loss) for the period			154	(379)	(2)	463	236	18	254
• Treasury shares	(6)					(4)	(10)		(10)
• Other changes						(17)	(17)	(1)	(18)

Balance at March 31, 2009	10,585	1,689	372	60	(24)	13,622	26,304	745	27,049

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Recast)

	1st Quarter 2009	1st Quarter 2008 (Recast)
	(Unaudited) (millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	444	541
Adjustments for:
Depreciation and amortization	1,447	1,463
Impairment losses (reversals) of non–current assets (including investments)	21	31
Net change in deferred tax assets and liabilities	310	336
Losses (gains) realized on disposals of non–current assets (including investments)	(6)	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(14)	(19)
Change in employee benefits	7	4
Change in inventories	(3)	(23)
Change in trade receivables and net receivables on construction contracts	351	511
Change in trade payables	(1,056)	(1,003)
Net change in miscellaneous receivables/payables and other assets/liabilities	(267)	119

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	1,234	1,934

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(416)	(443)
Purchase of tangible assets on an accrual basis	(609)	(785)

Total purchase of intangible and tangible assets on an accrual basis	(1,025)	(1,228)
Change in amounts due to fixed asset suppliers	(210)	(279)

Total purchase of intangible and tangible assets on a cash basis	(1,235)	(1,507)
Acquisition of other investments	(1)	—
Change in financial receivables and other financial assets	(298)	(204)
Proceeds from sale/repayment of intangible, tangible and other non–current assets	37	44

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(1,497)	(1,667)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	(593)	41
Proceeds from non–current financial liabilities (including current portion)	2,112	211
Repayments of non–current financial liabilities (including current portion)	(1,835)	(1,859)
Considerations paid for equity instruments	(7)	—
Dividends paid	(1)	(26)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(324)	(1,633)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON–CURRENT ASSETS HELD FOR SALE (D)	—	(24)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(587)	(1,390)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (G)	36	(20)

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4,675	4,794

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Recast)

	1st Quarter 2009	1st Quarter 2008 (Recast)
	(Unaudited) (millions of Euro)
ADDITIONAL CASH FLOWS INFORMATION:
Income taxes (paid) received	(198)	(23)

Interest expense paid	(1,013)	(1,116)

Interest income received	231	263

Dividends received	2	11

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,416	6,449
• Bank overdrafts repayable on demand – from continuing operations	(190)	(275)
• Cash and cash equivalents – from Discontinued operations/Non–current assets held for sale	—	30
• Bank overdrafts repayable on demand – from Discontinued operations/Non–current assets held for sale	—	—

	5,226	6,204

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	4,879	5,068
• Bank overdrafts repayable on demand – from continuing operations	(204)	(280)
• Cash and cash equivalents – from Discontinued operations/Non–current assets held for sale	—	14
• Bank overdrafts repayable on demand – from Discontinued operations/Non–current assets held for sale	—	(8)

	4,675	4,794

We have prepared these unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by IASB, applicable to interim financial statements. However, in the opinion of the management of Telecom Italia, these unaudited interim consolidated financial statements of the Telecom Italia Group reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the three-month period ended March 31, 2009, are not necessarily indicative of results that may be expected for the entire year. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2008.

Effects Arising From The Application Of IFRIC 13 (Customer Loyalty Programmes) On The

Main Separate Income Statement And Statement Of Financial Position Data

The application of IFRIC 13 (Customer Loyalty Programmes), through the retrospective method, has resulted in the adjustment of (referred to as a “recast”) the separate income statement and cash flow statement data for the First Quarter 2008 as well as the statement of financial position data as of January 1, 2008 and December 31, 2008. Such recast only affects the Domestic Business Unit.

The effects arising from the application of such Interpretation are as follows: a decrease in revenues mainly due to the deferral of the element related to the granting of the loyalty award credits; an increase in Acquisition of goods and services expense due to the delivery of the awards; and a consequent reduction in income tax expense.

From the statement of financial position standpoint, such Interpretation has resulted in an increase in Current liabilities, mainly due to the deferral of revenues, and in Deferred tax asset and a related decrease in Equity.

Our historical financial statements included in our 2008 Form 20-F have not been recast and do not reflect the effects of the retrospective application of IFRIC 13.

	1st Quarter 2008
(millions of Euro)	Historical	IFRIC 13	Recast
Revenues	7,298	(19)	7,279
Acquisition of goods and services	(3,149)	(4)	(3,153)
OPERATING PROFIT	1,528	(23)	1,505
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	949	(23)	926
Income tax expense	(392)	7	(385)
PROFIT FROM CONTINUING OPERATIONS	557	(16)	541
PROFIT FOR THE PERIOD	482	(16)	466
of which:
• Profit attributable to owners of the Parent	501	(16)	485
• Profit (loss) attributable to Minority Interest	(19)	—	(19)

	01/01/2008			12/31/2008
(millions of Euro)	Historical	IFRIC 13	Recast	Historical	IFRIC 13	Recast
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,628	(4)	13,624	13,846	(31)	13,815
Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095
Equity attributable to Minority Interest	1,063	—	1,063	730	—	730
TOTAL EQUITY (A)	26,985	(4)	26,981	26,856	(31)	26,825
Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES (B)	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES (A+B)	87,425	3	87,428	85,635	15	85,650

Debt Structure, Bond Issues And Expiring Bonds

Bonds at March 31, 2009 were recorded for €30,567 million (€30,177 million at December 31, 2008). Their nominal repayment amount was €29,516 million with an increase of €696 million compared to December 31, 2008 (€28,820 million).

With reference to the evolution of the bonds during the first quarter 2009, we point out the following events:

	Currency	Amount (million)
NEW ISSUES				Issue date
Telecom Italia S.p.A., Euro 500 million, 7.875%, maturing January 22, 2014	Euro	500		January 22, 2009
Telecom Italia S.p.A., Euro 650 million, 6.75%, maturing March 21, 2013	Euro	650		March 19, 2009
Telecom Italia S.p.A., Euro 850 million, 8.25%, maturing March 21, 2016	Euro	850		March 19, 2009

REPAYMENTS				Repayment date
Telecom Italia Finance S.A. 5.15% bond issued with Telecom Italia S.p.A. guarantee	Euro	1,450	(*)	February 9, 2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M + 0.60%	Euro	110		March 30, 2009

BOND BUY-BACKS				Buy-back period
Telecom Italia Finance S.A., Euro 2,103 million 6.575% maturing July 2009	Euro	218.9		From January to March
Telecom Italia Finance S.A., Euro 138.8 million Floating Rate Notes maturing June 2010	Euro	17		March

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: as of March 31, 2009 amounted to €356 million (nominal amount) and increased in the first quarter 2009 by €8 million (€348 million as of December 31, 2008).

Bond buy-backs: as happened in 2008, in the first quarter 2009 the Telecom Italia Group repurchased bonds with the following targets:

•	to provide the investors with a further possibility of monetizing their position, increasing the level of liquidity of the securities in a moment of uncertainty of the financial market;

•	to anticipate partially the repayment of some debt maturities increasing, without additional risks, the total yield of liquidity of the Group.

(*)	Net of €50 million repurchased from the Company in 2008.

The total repayment, net of the Group’s bond buy-backs, related to the bonds expiring in the following 18 months as of March 31, 2009 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totaled €4,369 million with the following detail:

•	€1,884 million (€2,103 million net of repurchased bonds for €219 million), expiring on July 30, 2009;

•	€574 million, expiring on January 1, 2010;

•	€939 million, expiring on January 15, 2010;

•	€850 million, expiring on June 7, 2010;

•	€122 million (€139 million net of repurchased bonds for €17 million), expiring on June 14, 2010.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group or the failure to fulfill certain payment obligations in excess of €100 million on certain capital markets indebtedness. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. None of the bonds carry any other interest rate structures or structural complexities. Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding (“negative pledge”).

The rule of the bond Telecom Italia Finance S.A. €2 billion due April 20, 2011 is subject to a mechanism of step-up/down of the coupon according to the rating variation; the coupon increases or decreases of 0.25% following each downgrade/upgrade provided by Standard and Poor’s or Moody’s.

With reference to loans received by Telecom Italia from the European Investment Bank (EIB), an amount of €555 million (out of a total of €1,947 million at March 31, 2009) is not secured by bank guarantees but are subject to covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, the company is obligated to immediately inform EIB, which will have the right to require guarantees be provided or changes be made to the loan contract;

•

for the loan with a nominal amount of €350 million, if Telecom Italia’s credit rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loan with a nominal amount of €200 million, if Telecom Italia’s credit rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company is obligated to immediately inform EIB, which will have the right to require suitable guarantees be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB will have the right to demand immediate repayment of the amount disbursed;

•

the company is obligated to promptly advise EIB of changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in EIB’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the project for which EIB is providing funding.

The syndicated bank credit lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA or EBITDA/Interest) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for an outstanding principal amount of €113 million at December 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as the usual non-financial covenants, or be subject to the possible request for the early repayment of the loan.

Finally, as of March 31, 2009 the Telecom Italia Group was in compliance with the covenants, negative pledge clauses or other clauses regarding the above described debt positions.

Attachment

Non-GAAP Financial Measures

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts.

Net Financial Debt is calculated as follows:

	As of March 31, 2009	As of December 31, 2008 (Recast)
	(Unaudited)
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Bonds	26,547	25,680
—Amounts due to banks, other financial payables and liabilities	7,520	9,134
—Finance lease liabilities	1,684	1,713

	35,751	36,527

Current financial liabilities (Short-term debt)
—Bonds	4,020	4,497
—Amounts due to banks, other financial payables and liabilities	2,868	1,496
—Finance lease liabilities	269	274

	7,157	6,267

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	—	—

GROSS FINANCIAL DEBT (A)	42,908	42,794

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	(15)	(15)
—Financial receivables and other financial assets	(2,329)	(2,648)

	(2,344)	(2,663)

Current financial assets
—Securities other than investments	(686)	(185)
—Financial receivables and other current financial assets	(481)	(491)
—Cash and cash equivalents	(4,879)	(5,416)

	(6,046)	(6,092)

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—

FINANCIAL ASSETS (B)	(8,390)	(8,755)

NET FINANCIAL DEBT (A—B)	34,518	34,039

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009

TELECOM ITALIA S.p.A.

BY:	/s/ MARCO PATUANO
Marco Patuano
Chief Financial Officer